SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Vicunha Siderurgia S.A.	Companhia Siderúrgica Nacional
NIRE 33.300.270.728	NIRE 33.300.011.595
CNPJ n.º 02.871.007/0001-04	CNPJ n.º 33.042.730/0001-04

RELEVANT FACT

Considering (i) the provisions of CVM instruction number 358, as of January 3, 2002 and (ii) the relevant fact published by these companies on March 1st of this year, Vicunha Siderurgia S.A. and Companhia Siderúrgica Nacional, both publicly held corporations, hereby, inform its shareholders and the public in general that, on this date, its controlling shareholders inform the following.

I. The Steinbruch and Rabinovich families, controlling shareholders of Vicunha Steel S.A., executed, on this date, in compliance with the previously noticed, agreement for purchase and sale of shares by means of which the Steinbruch family acquired from Rabinovich family additional equity participation in Vicunha Steel S.A., corresponding to 50% of its total and voting capital.

II. Prior to the execution of the above referred agreement, the Steinbruch family has held 50% of the total and voting capital of Vicunha Steel S.A., represented by 111,243,188 shares issued by Vicunha Steel S.A., being (i) 44,497,276 ordinary shares Class “B”, owned by Mr. Eliezer Steinbruch, enrolled with CPF/MF under number 018.004.698-53 and (ii) 66,745,912 ordinary shares Class “D”, owned by Mrs. Dorothéa Steinbruch, enrolled with CPF/MF under number 055.494.768-73.

III. By virtue of the transaction hereby informed, the Steinbruch family became the sole shareholder of Vicunha Steel S.A., consolidating the control of this company.

IV. Vicunha Steel S.A. is a closely held corporation that, by means of Vicunha Aços S.A., other closely held corporation, owns 99.9% of the total and voting capital of Vicunha Siderurgia S.A.; and

V. Vicunha Siderurgia S.A. does not have shares negotiated at the stock market or the over-the-counter market and its participation in the total and voting capital of CSN did not changed by virtue of the transaction hereby noticed.

São Paulo, June 30, 2005.

Vicunha Siderurgia S.A.	Companhia Siderúrgica Nacional
Rubens dos Santos	Benjamin Steinbruch
Investors’ Relation Executive Officer	Investors’ Relation Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2005

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.